Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Statement on Market Speculation & Share Repurchase Program

Amsterdam, The Netherlands; July 16, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today issued the following statement in response to published market speculation during the last week:

While it is our longstanding practice not to respond to market rumors and speculation, we are making an exception in this limited situation.  AerCap disclosed in May 2012 that its board of directors has decided to explore a range of strategic alternatives to enhance shareholder value, including continued execution of our operating strategies, further share repurchases, aircraft portfolio sales or a sale or merger of the company. The Company wishes to stress however that it currently neither has an engagement with any financial advisor nor is in discussions with any party regarding the sale of AerCap. We do not intend to further comment on this matter.

As part of the initiative to enhance shareholder value, the Company’s board of directors has approved an increase in its previously announced share repurchase program from $130 million to $200 million, which share repurchase program will run through June 30, 2013.

Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares of common stock to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com